Interim Consolidated Financial Statements (Unaudited)

As at and for the three and six months ended June 30, 2008

PARAMOUNT RESOURCES LTD.
Consolidated Balance Sheets (Unaudited)
($ thousands)

As at	June 30 2008	December 31 2007
ASSETS
Current assets
Cash and cash equivalents	$ 46,200	$ 83,304
Short-term investments	–	94,749
Accounts receivable	63,253	63,982
Risk management assets (Note 9)	829	–
Prepaid expenses and other	1,570	1,874
	111,852	243,909
Property, plant and equipment	761,809	754,947
Investments (Note 4)	309,724	290,701
Goodwill	10,258	10,258
	$ 1,193,643	$ 1,299,815

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 64,132	$ 91,896
Risk management liabilities (Note 9)	63,186	28,980
Current portion of stock-based compensation liability (Note 7)	8,078	3,333
	135,396	124,209
Long-term debt (Note 5)	93,799	134,606
Asset retirement obligations (Note 6)	96,000	97,359
Stock-based compensation liability (Note 7)	4,401	66
Future income taxes	24,342	34,926
	353,938	391,166

Commitments and contingencies (Notes 9 and 12)

Shareholders' equity
Share capital	306,445	313,828
Contributed surplus	1,926	1,375
Retained earnings	523,466	593,450
Accumulated other comprehensive income (loss)	7,868	(4)
	839,705	908,649
	$ 1,193,643	$ 1,299,815
See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Earnings (Loss) (Unaudited)
($ thousands, except as noted)
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Revenue
Petroleum and natural gas sales	$ 102,911	$ 80,858	$ 179,878	$ 159,679
Loss on financial commodity contracts (Note 9)	(56,371)	(631)	(71,393)	(2,050)
Royalties	(15,483)	(14,102)	(28,778)	(27,299)
	31,057	66,125	79,707	130,330
Expenses
Operating	15,922	20,882	40,850	43,920
Transportation	3,704	4,184	7,725	8,476
General and administrative	6,838	9,568	14,991	18,166
Stock-based compensation	10,316	2,968	13,923	(3,290)
Depletion, depreciation and accretion	30,971	41,399	59,147	74,939
Exploration	1,561	2,542	5,347	7,849
Dry hole	–	–	5,307	47,602
(Gain) loss on sale of property, plant equipment	260	(282,182)	766	(282,215)
Interest and financing charges	2,406	14,413	5,095	25,913
Foreign exchange (gain) loss (Note 9)	347	(21,693)	2,430	(24,657)
Debt extinguishment and other	128	(2,900)	1,695	(2,210)
	72,453	(210,819)	157,276	(85,507)
Income (loss) from equity investments (Note 4)	(5,934)	540,935	(18,638)	557,139
Other income	1,485	848	3,834	562
Non-controlling interest	–	1,096	–	11,564
Earnings (loss) before tax	(45,845)	819,823	(92,373)	785,102
Income and other tax expense (recovery)
Current and other tax expense	255	279	485	525
Future income tax expense (recovery)	(14,208)	148,578	(22,928)	129,666
	(13,953)	148,857	(22,443)	130,191
Net earnings (loss)	$ (31,892)	$ 670,966	$ (69,930)	$ 654,911

Net earnings (loss) per common share ($/share) (Note 8)
Basic	$ (0.47)	$ 9.46	$ (1.03)	$ 9.24
Diluted	$ (0.47)	$ 9.34	$ (1.03)	$ 9.15

See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Shareholders’ Equity (Unaudited)
($ thousands, except as noted)

	Six months ended June 30, 2008		Twelve months ended December 31, 2007
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of period	67,681	$ 313,828	70,279	$ 341,071
Issued on exercise of stock options	64	1,056	701	14,197
Share issuance costs, net of tax benefit	–	–	–	(165)
Tax effect of flow-through share renunciations and other	–	(7,753)	–	(21,684)
Common shares repurchased	(6)	(30)	(3,299)	(15,308)
Unvested common shares under stock incentive plan	–	(656)	–	(775)
Adjustment on MGM Energy spinout (Note 1)	–	–	–	(3,508)
Balance, end of period	67,739	$ 306,445	67,681	$ 313,828

Contributed Surplus
Balance, beginning of period		$ 1,375		$ –
Stock-based compensation expense on investees’ options		551		1,375
Balance, end of period		$ 1,926		$ 1,375

Retained Earnings
Balance, beginning of period		$ 593,450		$ 222,679
Adjustment on MGM Energy spinout (Note 1)		–		(5,901)
Common shares repurchased		(54)		(39,569)
Net earnings (loss)		(69,930)		416,241
Balance, end of period		$ 523,466		$ 593,450

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$ (4)		$ –
Other comprehensive income (loss), net of tax		7,872		(4)
Balance, end of period		$ 7,868		$ (4)
Total Shareholders’ Equity		$ 839,705		$ 908,649

See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
($ thousands)
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net earnings (loss)	$ (31,892)	$ 670,966	$ (69,930)	$ 654,911
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available for sale investments	7,774	(9)	7,872	126
Comprehensive income (loss)	$ (24,118)	$ 670,957	$ (62,058)	$ 655,037

 See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Cash Flows (Unaudited)
($ thousands)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Operating activities
Net earnings (loss)	$ (31,892)	$ 670,966	$ (69,930)	$ 654,911
Add (deduct)
Items not involving cash (Note 11)	79,373	(653,291)	134,427	(650,988)
Asset retirement obligation expenditures	(2,754)	(1,345)	(5,312)	(1,885)
Exploration and dry hole	1,561	1,719	10,654	53,938
Debt extinguishment costs	–	–	626	–
	46,288	18,049	70,465	55,976
Change in non-cash working capital	(5,773)	21,746	3,148	13,039
Cash from operating activities	40,515	39,795	73,613	69,015

Financing activities
Net repayment of short-term debt and revolving long-term debt	–	(189,258)	–	(78,628)
Repayment of long-term debt	–	–	(45,990)	–
Settlement of foreign exchange contract	–	–	(22,335)	4,900
Common shares issued, net of issuance costs	175	120	322	3,346
Common shares repurchased	–	–	(84)	–
MGM Energy shares issued, net of issuance costs	–	–	–	78,546
Cash from (used in) financing activities	175	(189,138)	(68,087)	8,164

Investing activities
Expenditures on property, plant and equipment andand exploration and	(17,968)	(42,697)	(84,443)	(229,532)
and exploration Proceeds on sale of property, plant and equipment	6,204	92,318	12,567	92,318
Investments	(4,881)	–	(33,152)	–
Settlement of note receivable	–	–	75,000	–
Reorganization costs and other	–	(1,479)	–	(2,553)
Proceeds on disposal of investment (net)	–	679,040	–	679,230
Change in basis of presentation – MGM Energy	–	(50,404)	–	(50,404)
Change in non-cash working capital	(29,593)	(147,737)	(12,602)	(127,700)
Cash from (used in) investing activities	(46,238)	529,041	(42,630)	361,359

Increase (decrease) in cash and cash equivalents	(5,548)	379,698	(37,104)	438,538
Cash and cash equivalents, beginning of period	51,748	73,197	83,304	14,357
Cash and cash equivalents, end of period	$ 46,200	$ 452,895	$ 46,200	$ 452,895

Supplemental cash flow information (Note 11)
See the accompanying notes to these Interim Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

1.

Basis of Presentation

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared using accounting policies and methods of application that are consistent with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2007. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited consolidated financial statements as at and for the year ended December 31, 2007.

a)

MGM Energy Corp. - Basis of Presentation

On January 12, 2007, Paramount completed the spinout of MGM Energy Corp. ("MGM Energy"). Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding common shares of MGM Energy ("MGM Shares"), and MGM Energy’s financial position, results of operations and cashflows were included in the Consolidated Financial Statements of Paramount. As a result of an issuance of common shares by MGM Energy on May 30, 2007, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.

b)

Reclassification

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

c)

Change in Estimate

In accordance with its policy, the Company reviews depreciation estimates on an ongoing basis. As a result, effective January 1, 2008, the Company changed the usage pattern estimates of certain facilities and gathering systems to a unit of production method from a straight-line method to better reflect the observed usage and expected lives of these assets. The effect of this change in estimate for the six months ended June 30, 2008 was to increase depreciation expense by $13.2 million, increase future income tax recovery by $3.7 million, increase net loss by $9.5 million, and increase basic and diluted loss per share by $0.14.

2. Changes to Accounting Policies

As of January 1, 2008, Paramount adopted new Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535 – "Capital Disclosures". Additional disclosures required as a result of adopting the section are included in Note 10.

As of January 1, 2008 Paramount adopted new CICA Handbook Sections 3862 – "Financial Instruments – Disclosures" and 3863 – "Financial Instruments – Presentation". Additional disclosures required as a result of adopting these sections are included in Note 9.

3. Segmented Information

Paramount segregates its operations into the following segments, which have been established by management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories, and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota. Goodwill is included in Principal Properties.

•

Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition, based on spin-outs, sales, or future revenue generation. Paramount Drilling U.S. LLC ("Paramount Drilling") is included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense, which have not been specifically allocated to Principal Properties or Strategic Investments.

Three months ended June 30, 2008	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 87,428	$ –	$ –	$ 87,428
Loss on financial commodity contracts	(56,371)	–	–	(56,371)
	31,057	–	–	31,057
Expenses
Operating and transportation	19,626	–	–	19,626
General and administrative	–	315	6,523	6,838
Stock-based compensation	–	–	10,316	10,316
Depletion, depreciation and accretion	30,093	462	416	30,971
Exploration	1,561	–	–	1,561
Loss on sale of property, plant and equipment	260	–	–	260
Interest and financing charges	–	–	2,406	2,406
Foreign exchange loss	–	–	347	347
Debt extinguishment and other	128	–	–	128
	51,668	777	20,008	72,453
Loss from equity investments	–	(5,934)	–	(5,934)
Other income	–	980	505	1,485
Segment loss	$ (20,611)	$ (5,731)	$ (19,503)	(45,845)
Income and other tax recovery				(13,953)
Net loss				$ (31,892)

Three months ended June 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 66,756	$ –	$ –	$ 66,756
Loss on financial commodity contracts	(631)	–	–	(631)
	66,125	–	–	66,125
Expenses
Operating and transportation	25,066	–	–	25,066
General and administrative	–	1,812	7,756	9,568
Stock-based compensation	–	268	2,700	2,968
Depletion, depreciation and accretion	41,071	29	299	41,399
Exploration	1,574	968	–	2,542
Gain on sale of property, plant and equipment	(11,200)	(270,982)	–	(282,182)
Interest and financing charges	–	–	14,413	14,413
Foreign exchange gain	–	–	(21,693)	(21,693)
Debt extinguishment and other	(2,900)	–	–	(2,900)
	53,611	(267,905)	3,475	(210,819)
Income from equity investments	–	540,935	–	540,935
Other income	–	372	476	848
Non-controlling interest	137	959	–	1,096
Segment earnings (loss)	$ 12,651	$ 810,171	$ (2,999)	819,823
Income and other tax expense				148,857
Net earnings				$ 670,966

Six months ended June 30, 2008	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 151,100	$ –	$ –	$ 151,100
Loss on financial commodity contracts	(71,393)	–	–	(71,393)
	79,707	–	–	79,707
Expenses
Operating and transportation	48,575	–	–	48,575
General and administrative	–	783	14,208	14,991
Stock-based compensation	–	–	13,923	13,923
Depletion, depreciation and accretion	57,198	1,148	801	59,147
Exploration	5,347	–	–	5,347
Dry hole	5,307	–	–	5,307
Loss on sale of property, plant and equipment	766	–	–	766
Interest and financing charges	–	–	5,095	5,095
Foreign exchange loss	–	–	2,430	2,430
Debt extinguishment and other	359	–	1,336	1,695
	117,552	1,931	37,793	157,276
Loss from equity investments	–	(18,638)	–	(18,638)
Other income	–	1,423	2,411	3,834
Segment loss	$ (37,845)	$ (19,146)	$ (35,382)	(92,373)
Income and other tax recovery				(22,443)
Net loss				$ (69,930)

Six months ended June 30, 2007	Principal Properties	Strategic Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 132,380	$ –	$ –	$ 132,380
Loss on financial commodity contracts	(2,050)	–	–	(2,050)
	130,330	–	–	130,330
Expenses
Operating and transportation	52,396	–	–	52,396
General and administrative	–	3,725	14,441	18,166
Stock-based compensation	–	822	(4,112)	(3,290)
Depletion, depreciation and accretion	74,241	147	551	74,939
Exploration	4,210	3,639	–	7,849
Dry hole	7,778	39,824	–	47,602
Gain on sale of property, plant and equipment	(11,233)	(270,982)	–	(282,215)
Interest and financing charges	–	–	25,913	25,913
Foreign exchange gain	–	–	(24,657)	(24,657)
Debt extinguishment and other	(2,210)	–	–	(2,210)
	125,182	(222,825)	12,136	(85,507)
Income from equity investments	–	557,139	–	557,139
Other income	–	371	191	562
Non-controlling interest	152	11,412	–	11,564
Segment earnings (loss)	$ 5,300	$ 791,747	$ (11,945)	785,102
Income and other tax expense				130,191
Net earnings				$ 654,911

Capital Expenditures	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Principal Properties	$ 10,752	$ 35,757	$ 73,359	$ 175,396
Strategic Investments	5,074	9,221	5,074	51,589
Corporate	469	279	677	489
	$ 16,295	$ 45,257	$ 79,110	$ 227,474

Total Assets	As at June 30
	2008	2007
Principal Properties	$ 794,488	$ 1,011,285
Strategic Investments	348,174	354,862
Corporate	50,981	531,418
	$ 1,193,643	$ 1,897,565

Capital expenditures for Principal Properties during the six months ended June 30, 2008 include $7.9 million (2007 – nil) of drilling costs for services provided by Paramount Drilling.

4. Investments

As at	June 30, 2008		December 31, 2007
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	20,624	$ 89,534	17,763	$ 77,370
MGM Energy	21,470	45,180	21,470	58,182
Paxton Corporation (“Paxton”)	1,750	4,828	–	–
Private oil and gas company (“Privateco”)	2,709	2,523	2,709	2,523
		142,065		138,075
Available for sale investments:
MEG Energy Corp. (“MEG Energy”)	3,700	151,700	3,700	151,700
NuLoch Resources Inc. (“NuLoch”)	6,141	14,553	–	–
Other		1,406		926
		$ 309,724		$ 290,701

During the three months ended March 31, 2008, Paramount made open market purchases of 1.9 million units of Trilogy and participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.5 million units.  Paramount allocated $19.0 million of the net purchase price differential of $24.1 million to property plant and equipment, and the remainder to goodwill. The purchase price differential applicable to property plant and equipment is being amortized into equity earnings over the life of Trilogy’s proved reserves.

During the three months ended June 30, 2008, Paramount participated in Trilogy’s DRIP, acquiring an additional 0.4 million units, increasing its ownership to 21.4 percent as of June 30, 2008.

In February 2008, the Company purchased 3.5 million common shares of Paxton, a private company, for $4.8 million. Subsequently, Paxton consolidated its common shares on a two-for-one basis. In May 2008 Paxton issued additional shares, which reduced Paramount’s equity interest to 10.1 percent at June 30, 2008 from 16.8 percent at March 31, 2008.  As a result of the issuance, Paramount recognized a dilution gain of $0.1 million. Certain directors of Paramount are also directors and shareholders of Paxton.

In March 2008, the Company purchased 6.1 million Class A common shares of NuLoch for $6.0 million. As of June 30, 2008, Paramount owned approximately 20 percent of NuLoch’s outstanding Class A common shares.

At June 30, 2008 Paramount held 2.9 percent of MEG Energy’s common shares and 16.7 percent of MGM’s common shares.

Income (loss) from equity investments is composed of the following:

Three months ended June 30	Equity loss	Dilution gain	2008	2007
Trilogy	$ (4,962)	$ –	$ (4,962)	$ 8,354
MGM Energy	(988)	–	(988)	4,692
Paxton	(48)	64	16	–
North American Oil Sands Corporation	–	–	–	527,889
	$ (5,998)	$ 64	$ (5,934)	$ 540,935

Six months ended June 30	Equity loss	Dilution gain (loss)	2008	2007
Trilogy	$ (5,277)	$ –	$ (5,277)	$ 10,634
MGM Energy	(8,884)	(4,493)	(13,377)	29,364
Paxton	(48)	64	16	–
North American Oil Sands Corporation	–	–	–	517,141
	$ (14,209)	$ (4,429)	$ (18,638)	$ 557,139

5. Long-Term Debt

As at	June 30 2008	December 31 2007
Canadian Dollar Denominated Debt
Bank credit facility	$ –	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$93.2 million), (2007 – US$138.2 million)	94,924	136,547
	94,924	136,547
Debt financing costs – unamortized	(1,125)	(1,941)
	$ 93,799	$ 134,606

Bank Credit Facility

During the second quarter, Paramount renewed its credit agreement and extended the revolving term to April 29, 2009. Both the gross and net borrowing base were adjusted to $150 million. The banking syndicate’s commitment to lend up to $125 million remains unchanged. As of June 30, 2008, no balances were drawn on the credit facility; however, Paramount had undrawn letters of credit outstanding totalling $15.4 million that reduce the amount available to the Company under the credit facility.

US Senior Notes

During the first quarter of 2008, Paramount made open market purchases of US$45.0 million (2007 – US$75.4 million) principal amount of US Senior Notes, reducing the net principal outstanding to US$93.2 million.

6. Asset Retirement Obligations

	Six months ended June 30, 2008	Year ended December 31, 2007
Asset retirement obligations, beginning of period	$ 97,359	$ 83,815
Reduction on disposal of properties	(1,184)	(13,107)
Liabilities incurred	603	10,997
Revision in estimated costs of abandonment	–	17,961
Liabilities settled	(5,312)	(6,958)
Accretion expense	4,350	6,666
Change in basis of presentation - MGM Energy (Note 1)	–	(966)
Effects of foreign exchange	184	(1,049)
Asset retirement obligations, end of period	$ 96,000	$ 97,359

7. Stock-based Compensation

Paramount Options	Six months ended June 30, 2008		Six months ended June 30, 2007
	Weighted Average Exercise Price	# of Options	Weighted Average Exercise Price	# of Options
	($ / share)		($ / share)
Balance, beginning of period	$ 19.49	6,430,000	$ 19.41	4,468,925
Granted	14.58	62,000	20.87	1,556,500
Exercised	7.20	(256,600)	5.62	(699,800)
Cancelled	20.85	(384,200)	27.44	(201,500)
Balance, end of period	$ 19.88	5,851,200	$ 21.42	5,124,125
Options exercisable, end of period	$ 21.69	769,500	$ 19.12	338,150

Holdco Options	Six months ended June 30, 2008		Six months ended June 30, 2007
	Weighted Average Exercise Price	# of Options	Weighted Average Exercise Price	# of Options
	($ / share)		($ / share)
Balance, beginning of period	$ 8.14	334,375	$ 6.72	737,625
Exercised	6.40	(227,875)	4.75	(201,750)
Cancelled	10.03	(6,000)	16.37	(16,000)
Balance, end of period	$ 11.96	100,500	$ 7.06	519,875
Options exercisable, end of period	$ 12.27	48,000	$ 7.05	168,000

8. Weighted Average Shares Outstanding

Earnings (loss) per common share is calculated by dividing earnings available to common shareholders by the weighted average number of Common Shares outstanding.

	Three months ended June 30		Six months ended June 30
(thousands of common shares)	2008	2007	2008	2007
Weighted average common shares outstanding – Basic	67,729	70,922	67,707	70,864
Dilutive effect of stock options	–	948	–	726
Weighted average common shares outstanding – Diluted	67,729	71,870	67,707	71,590

9. Risk Management and Financial Instruments

Financial instruments at June 30, 2008 consisted of cash and cash equivalents, accounts receivable, risk management assets and liabilities, available for sale investments, accounts payable and accrued liabilities, and long-term debt.

Fair Values of Financial Assets and Liabilities

Risk management assets and liabilities are carried at fair value, which is based on forward market curves and is compared to quotes provided by financial institutions. The carrying value of Paramount’s long-term debt is measured at amortized cost. The US Senior Notes had a market value of 100.5 percent at June 30, 2008.

Available for sale investments that are publicly traded are carried at market value. The investment in MEG Energy is carried at cost because MEG Energy is a private corporation and its common shares are not traded in an active market. Paramount has no immediate plans to dispose of its available for sale investments.

The carrying value of all other financial instruments approximates fair value due to their short-term maturities.

Risk management assets and liabilities outstanding at June 30, 2008 are as follows:

	Total Notional	Average Price	Fair Value	Remaining Term
Commodity
Gas - NYMEX	40,000 MMbtu/d	Fixed - US$9.07/MMbtu	$ (21,332)	July 2008 - October 2008
Gas - NYMEX	20,000 MMbtu/d	Fixed - US$9.99/MMbtu	(12,355)	November 2008 - March 2009
Gas - AECO	20,000 GJ/d	Fixed - CAD$9.50/GJ	(8,227)	November 2008 - March 2009
Crude - WTI	2,000 Bbl/d	Fixed - US$90.40/Bbl	(18,759)	July 2008 - December 2008
Crude - WTI	1,000 Bbl/d	Fixed - US$133.65/Bbl	(2,513)	January 2009 - December 2009
			(63,186)
Foreign Exchange
Canadian/US Dollar Collar	US$90 million	CDN$/US$ - Floor $1.0200 Ceiling $0.9821	829	July 2008 expiry
			$ (62,357)

The changes in fair values of risk management assets and liabilities are as follows:

	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ (6,941)	$ (22,039)	$ (28,980)
Changes in fair value	(71,393)	533	(70,860)
Settlements – paid	15,148	22,335	37,483
Fair value, end of period	$ (63,186)	$ 829	$ (62,357)

The foreign exchange loss for the six month period ended June 30, 2008 includes a net loss on the US Senior Notes of $2.8 million and a net gain of $0.5 million related to the foreign exchange contracts.

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $25.9 million at June 30, 2008 (December 31, 2007 – loss of $17.2 million). The Company has designated this contract as normal usage, and as a result does not recognize the fair value of the contract in the Consolidated Financial Statements.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of underlying changes in market prices. The principal market risks impacting Paramount are commodity price risk, foreign currency risk, interest rate risk, and equity price risk.

Commodity Price Risk

The Company uses financial commodity contracts from time to time to manage its exposure to commodity price volatility. At June 30, 2008, assuming all other variables are held constant, a 10 percent increase or decrease in the applicable forward market curves would have had the following impact on Paramount’s net earnings from changes in the fair value of financial commodity contracts:

	10% increase	10% decrease
Natural gas	$ $ (10,400)	$ 10,400
Crude oil	$ (7,700)	$ 7,700

Foreign Currency Risk

Paramount is exposed to foreign currency risk on financial instruments denominated in US dollars including cash balances, accounts receivable, risk management assets and liabilities, accounts payable, US Senior Notes and related interest. The Company uses foreign exchange contracts to manage foreign exchange risks related to its US Senior Notes. At June 30, 2008, a strengthening or weakening of the Canadian dollar relative to the US dollar would have had the following effect on net earnings.

	1% Strengthening	1% Weakening
US Senior Notes	$ 800	$ (800)
Foreign exchange collar	$ (400)	$ 450

The sales prices of crude oil and natural gas are determined with reference to US benchmark prices, therefore an increase in the value of the Canadian dollar relative to the US dollar will decrease the revenue received for petroleum and natural gas products. Paramount’s expenditures are primarily in Canadian dollars but include capital and operating expenditures in US dollars, largely related to the Company’s US operations, and payments of interest on US Senior Notes and settlements of risk management liabilities.

Interest Rate Risk

Paramount is exposed to interest rate risk from time to time on outstanding balances of floating rate credit facilities and on interest bearing cash and cash equivalents. Paramount’s US Senior Notes bear interest at a fixed rate and are subject to fair value changes as interest rates change.

Equity Price Risk

Paramount is exposed to equity price risk associated with its available for sale investments.

Credit Risk

Paramount is exposed to credit risk on its financial instruments where a financial loss would be experienced if a counterparty to a financial asset failed to meet its obligations. The Company minimizes credit risk by entering into contracts with counterparties that possess high credit ratings, by employing net settlement agreements, employing letters of credit, and limiting available credit when necessary. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. At June 30, 2008, Paramount did not have any significant  concentrations of credit risk with any individual sales customer or joint venture partner. The maximum credit risk exposure at June 30, 2008 is limited to the carrying values of cash and cash equivalents, accounts receivable and risk management assets.

Liquidity Risk

Liquidity risk is the risk that Paramount will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.

The Company forecasts cash flows for a period of 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, dispositions of assets, and accessing capital markets.

Contractual obligations related to financial liabilities, at June 30, 2008 are as follows:

	2008	2009-2010	2011-2013	Total
Accounts payable and accrued liabilities	$ 64,132	$ –	$ –	$ 64,132
Risk management liabilities	48,030	15,156	–	63,186
US Senior Notes, including interest	4,034	16,137	115,095	135,266
	$ 116,196	$ 31,293	$ 115,095	$ 262,584

10. Capital Structure

Paramount’s primary objectives in managing its capital structure are:

(i)

to maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk;

(ii)

to maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and repayment of debt obligations when due; and

(iii)

to maximize shareholder returns.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others, to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. Paramount may adjust its capital structure by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs, and acquiring or disposing of assets.

Paramount’s capital structure consists of the following:

As at	June 30, 2008	December 31, 2007
Working capital deficit (surplus) (1)	$ (46,891)	$ (152,013)
Credit facility	–	–
US Senior Notes (excluding unamortized financing fees)	94,924	136,547
Net Debt	48,033	(15,466)
Share capital	306,445	313,828
Contributed surplus	1,926	1,375
Retained earnings	523,466	593,450
Accumulated other comprehensive income (loss)	7,868	(4)
Total Capital	$ 887,738	$ 893,183

(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Paramount is subject to financial covenants under its credit facility and US Senior Note agreements ("Debt Agreements"). The Company maintained compliance with all such financial covenants during the quarter. The Debt Agreements contain certain restrictions on Paramount’s ability to repurchase equity, issue or refinance debt, acquire or dispose of assets, or pay dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

($ thousands, except as noted)

     11. Consolidated Statements of Cash Flows – Selected Information

Items not involving cash

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Gain on sale of investments	$ –	$(528,684)	$ –	$ (528,684)
Financial commodity contracts – net of settlements	43,441	1,129	56,245	19,719
Stock-based compensation	7,348	1,376	9,814	(5,620)
Depletion, depreciation and accretion	30,971	41,399	59,147	74,939
(Gain) loss on sale of property, plant and equipment	260	(282,182)	766	(282,215)
Foreign exchange (gain) loss	619	(23,467)	2,665	(26,660)
Cash distributions in excess of equity earnings	10,822	–	27,509	–
Equity earnings in excess of cash distributions	–	(7,740)	–	(19,603)
Future income tax expense (recovery)	(14,208)	148,578	(22,928)	129,666
Non-controlling interest	–	(1,096)	–	(11,564)
Extinguishment of debt, interest and other	120	(2,604)	1,209	(966)
	$ 79,373	$ (653,291)	$ 134,427	$ (650,988)

Supplemental cash flow information

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Interest paid	$ 365	$ 11,877	$ 6,692	$ 28,976
Current and other tax paid	$ 293	$ 327	$ 683	$ 816

(v)

Subsequent Events

Subsequent to June 30, 2008 Paramount:

•

Invested $12.3 million in 22.4 million common shares of MGM Energy, pursuant to MGM Energy’s July 2008 public offering. Paramount maintained a 16.7 percent equity ownership following the transaction.

•

Sold non-core producing properties in Northeast Alberta for $9.0 million.

•

Extended the foreign exchange collar to January 29, 2009 with a notional amount of US$90.0 million, a floor of CDN$1.0550/USD and a ceiling of CDN$0.9949/USD.